Exhibit (h)(33)

EXPENSE LIMITATION AGREEMENT

This EXPENSE LIMITATION AGREEMENT (the “Agreement”) is between MML Investment Advisers, LLC, a Delaware limited liability company (the “Manager”), and MML Series Investment Fund II, a Massachusetts business trust (the “Trust”), effective as of the 1st day of July, 2017.

WHEREAS, the Trust is an open-end management investment company registered as such with the Securities and Exchange Commission (the “SEC”) pursuant to the Investment Company Act of 1940, as amended;

WHEREAS, MML Strategic Emerging Markets Fund (the “Fund”) is a series of the Trust;

WHEREAS, the Manager is an investment adviser registered with the SEC as such under the Investment Advisers Act of 1940, as amended; and

WHEREAS, the Trust has appointed the Manager as its investment manager for the Fund and the Manager has agreed to act in such capacity upon the terms set forth in the relevant Investment Management Agreement;

NOW THEREFORE, the Trust and the Manager hereby agree as follows and this agreement can only be terminated by mutual consent of the Board of Trustees on behalf of the Fund and the Manager:

1.	Expense Limitation

The Manager agrees to

(i)	cap the fees and expenses of the Fund (other than extraordinary litigation and legal expenses, Acquired Fund Fees and Expenses, interest expense, short sale dividend and loan expense, or other non-recurring or unusual expenses such as organizational expenses and shareholder meeting expenses) through April 30, 2019, to the extent that Total Annual Fund Operating Expenses after Expense Reimbursement would otherwise exceed 1.35% and 1.60% for Class II and Service Class I shares, respectively.

IN WITNESS WHEREOF, the Trust and the Manager have caused this Agreement to be executed on the1st day of July, 2017.

MML INVESTMENT ADVISERS, LLC

By:	/s/ Tina Wilson
Tina Wilson, Vice President

MML SERIES INVESTMENT FUND II on behalf of the Fund

By:	/s/ Renee Hitchcock
Renee Hitchcock, CFO and Treasurer